RECEIVED

2007 JAN 26 A 10:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.

Washington, D. C. 20549-3628
United States

Mailstop: Room 3628

07020576

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

Our ref.: JB//Yei

Date: 2007-01-22

File No. 82-34817

Dear Ladies and Gentlemen,

SUPPL

Please find attached the following documents that were released to our shareholders:

Type of document
Press Release

PROCESSED

JAN 3 0 2007

THOMSON FINANCIAL

Best regards,

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Yvonne Eisner
Assistant Investor Relations

CARL ZEISS MEDITEC

New technology for correction of vision receives market clearance in the USA

(Jena, January 22, 2007) Carl Zeiss Meditec AG received U.S. Food & Drug Administration (FDA) clearance to market the laser keratome applications of its' VisuMax femtosecond laser system. The completion of the approval process is an important and welcome milestone for the company.

The VisuMax system is designed to provide smooth and precise flap cutting capabilities for refractive laser surgery. Until now, this cutting was accomplished mechanically using a blade (microkeratome), and then an excimer laser produced the previously calculated optimum form of the cornea.

The new technology delivers - separately or in combination with Carl Zeiss Meditec's MEL 80 excimer laser - excellent clinical outcomes coupled with the potential for an optimized work flow for refractive surgeons and improved comfort for their patients. Using a unique pivoting patient bed and an integrated data management system, the refractive surgeon will be able to complete a full refractive procedure without the need to move the patient or to perform redundant data entries.

Both MEL 80 and VisuMax technologies were recently displayed and demonstrated at the American Academy of Ophthalmology (AAO) in Las Vegas. The MEL 80 recently gained FDA clearance for sale in the US, and the related clinical trials confirmed the extraordinary capacity of the system and showed that 93% of patients were corrected to 20/20 or better visual acuity, with 41% achieving 20/12.5 or better at six months. With the subsequent FDA clearance of the VisuMax femtosecond laser platform, the company is now positioned to more fully exploit the technology advantages and clinical benefits of its full refractive laser portfolio. A commercial launch of the femtosecond technology is planned for mid-2007. In the interim, the

Press Release

company will continue ongoing clinical evaluations for the recently approved laser keratome applications. The company has also recently demonstrated the unique potential of the VisuMax technology to perform a complete "all in one" refractive correction procedure, and clinical testing will be continued for that application as well.

"We believe that the field of refractive laser surgery offers significant opportunity for the type of technology innovation that Zeiss has pursued throughout our 160 year history," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "Since our initial disclosure of the clinical progress of our femtosecond system, we have been gratified by the enthusiastic encouragement and support that we have received from experienced refractive surgeons around the world. They recognize the inherent potentials in these advances along with the significant benefits that will emerge for patients and for clinicians."

"The apparent advantages of the VisuMax system are not limited to those normally recognized for a femtosecond laser flap cut" stated Walter Sekundo, MD, of the University of Mainz, Germany. "Due to the special design of the contact glass and the low IOP increase, the perfusion of the central retinal artery has not been impaired, and our patients were able to see the fixation light throughout the procedure. Moreover, the VisuMax provides a new level of cutting accuracy for corneal incisions, as evidenced by the results of our successful demonstration of the so-called Femtosecond Lenticule Extraction procedures."

"In my opinion," Sekundo continued, "these features contributed significantly to our excellent visual acuity results of up to 20/10 one day post-op, and we saw no incidence of transient light sensitivity syndrome (TLSS) or DLK in any of the study group patients."

The MEL 80 and the VisuMax systems will be available for demonstration at the American Academy of Refractive and Cataract Surgery (ASCRS) in San Diego, California April 27 - May 1, 2007 and at the upcoming European Society of Refractive and Cataract Surgery (ESCRS) in Stockholm, Sweden September 8-12, 2007.

Brief profile

Built on an unparalleled 160-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL 80™ refractive laser and innovative Stratus OCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company plans to continue its profitable growth in the future. The acquisition of Carl Zeiss Surgical further supplements the product portfolio in ophthalmic surgery and opens up additional growth prospects in neuro and ear, nose and throat surgery. Carl Zeiss Surgical is the world's leading provider of visualization solutions in these two areas.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec Inc.), Japan (Carl Zeiss Meditec Co., Ltd.), Spain (Carl Zeiss Meditec Iberia S.A.) and France (Ioltech S.A., Carl Zeiss Meditec France SAS). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Thirty-five percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Kerstin Nössig / Public Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 - 2 82

E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release